Exhibit 8.1

LIST OF SUBSIDIARIES OF

CANGO INC. AS OF DECEMBER 31, 2025(1)

Subsidiaries	Jurisdiction of Incorporation
AutoCango Limited	Hong Kong
GreenVolt Innovations HK Limited	Hong Kong
GreenVolt Innovations ET Limited	British Virgin Islands
GreenVolt Innovations CA Limited	British Virgin Islands
EcoHash LLC	United States
GreenVolt Innovations AA1 LLC	United States
GreenVolt Innovations AA2 LLC	United States
GreenVolt Innovations LLC	United States
GreenVolt Technology LLC	United States
EcoHash Technology LLC	United States

(1)	Other subsidiaries of Cango Inc. have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the end of the fiscal year covered by this report.